Exhibit 4.19

MEMORANDUM RELATING TO AGREEMENT DATED 19 JUNE 2002 BETWEEN RIO TINTO LONDON LIMITED AND MR GUY ROBERT ELLIOTT (“THE DIRECTOR”) AND TO BE ANNEXED HERETO

With effect from 1 March 2007 the remuneration specified in Clause 6(A) of the above-mentioned Agreement is £615,000 per annum.

The Remuneration Committee of the Board, consisting solely of non-executive directors, is responsible for the introduction and operation of executive directors’ bonus arrangements.

With effect from 27 May 1998, executive directors have been eligible to participate in two share based incentive plans, the Mining Companies Comparative Plan and the Share Option Plan, details of which are set out in appendix I and appendix II respectively.

Executive directors are also eligible to receive a cash bonus under the company’s Short Term Incentive Scheme, with a target bonus of 60% of basic salary and with bonus potential capped at 120% of salary. The award depends on performance against financial and strategic criteria determined by the Remuneration Committee.

for and on behalf of RIO TINTO LONDON LIMITED

/s/ Anette V Lawless
Director